

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

March 1, 2007

Mr. Kevin S. Wampler
Chief Financial Officer
The Finish Line, Inc.
3308 N. Misshoeffer Road
Indianapolis, Indiana 46235

      Re: **The Finish Line, Inc.**
               Form 10-K for Fiscal Year Ended February 25, 2006
               Filed May 5, 2006
               Form 10-Q for Fiscal Quarter Ended November 25, 2006
               Filed December 20, 2006
               File No. 0-20184

Dear Mr. Wampler:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended February 25, 2006

Financial Statements

Consolidated Balance Sheets, page 28

1.   Please revise your presentation to report the amounts of goodwill and intangible assets as separate line items on the face of your consolidated balance sheet. Refer to paragraphs 42 and 43 of SFAS 142.

2.   Please disclose separately in the balance sheet or in the notes to your financial statements, any item, if any, in excess of five percent of total current liabilities included in your other liabilities and accrued expenses line item.

Note 1. Significant Accounting Policies, page 32

General

3.   We note your disclosure in Note 4 at page 38 that many of your leases contain contingent rental provisions computed on the basis of store sales. Please tell us and include disclosure in your significant accounting policies discussion to indicate if you include contingent rental payments in your calculation of straight-line rent where the achievement of the stipulated targets is deemed probable in accordance with paragraph 8 of EITF 98-09. If you have not included such contingent rents, please explain why not.

4.   We note from your disclosure at page four that you have customer reward programs for both your Finish Line and Man Alive stores. To the extent material, please expand your disclosure to describe your accounting policies for these reward programs.

Deferred Credits From Landlords, page 33

5.   We note your disclosure that during 2006, you concluded that rent payments required by certain fixed rental lease agreements were not being recognized over the proper lease term. We also note that as a result, you increased "Deferred credits from landlords" by $2,100,000 and increased "Cost of sales (including occupancy costs)" by the same amount. Please provide us with details regarding the nature of these rent payments and the basis for your conclusion that the amounts were not being recognized over the proper lease term. Also, please provide us with your materiality assessment to support your conclusion that restatement was not necessary for this correction.

Advertising, page 34

6.   Please expand your disclosure to clarify your accounting policies for your various advertising channels discussed under the "Marketing" section at page four. Please also disclose the amount of cooperative advertising allowances netted against gross advertising expense charged to selling, general and administrative expenses.

Note 8. Earnings Per Share, page 41

7.   Please expand your disclosure to provide information about the securities that could potentially dilute earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented. Refer to paragraph 40(c) of SFAS 128.

Form 10-Q for the Quarterly Period Ended November 25, 2006

Exhibits 31.1 and 31.2

8.   We note that paragraph 4(d) of your certifications does not include the phrase "(the registrant's fourth fiscal quarter in the case of an annual report)." In future filings, please provide the exact language included in Item 601(b)(31) of Regulation S-K and include this phrase in paragraph 4(d).

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief